Mail Stop 3561

December 22, 2009

Via Fax & U.S. Mail

Mr. Xiaolong Zhou
Chief Financial Officer
11 East 86th Street
New York, New York 10028

> **Re:** **China Agri-Buisness, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-157346**

Dear Mr. Zhou:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(212) 348-5601